UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 5, 2024

CSLM Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41219	98-1602789
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2400 E. Commercial Boulevard, Suite 900 Ft. Lauderdale, FL	33308
(Address of principal executive offices)	(Zip Code)

(954) 315-9381

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title for each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, one right and one-half of one redeemable warrant	CSLMU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	CSLM	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	CSLMW	The Nasdaq Stock Market LLC
Rights to acquire one-tenth of one Class A ordinary share	CSLMR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

On December 5, 2024, CSLM Acquisition Corp. (“CSLM”) released an announcement that a registration statement on Form S-4 (“registration statement”) was filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2024. The filing was made by CSLM Holdings, Inc. (“CSLM Holdings”), a subsidiary of CSLM. CSLM Holdings will be the surviving public company following the closing of the previously announced proposed business combination with Fusemachines Inc. Following the closing of proposed business combination, CSLM Holdings will be renamed Fusemachines Inc.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Important Information About the Business Combination and Where to Find It

The Business Combination will be submitted to shareholders of CSLM for their consideration a preliminary proxy statement/prospectus which is included in the registration statement (a “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to CSLM’s shareholders as of a record date to be established for voting on the Business Combination. CSLM may also file other relevant documents regarding the Business Combination with the SEC. CSLM’ shareholders and other interested persons are advised to read, once available, the preliminary Proxy Statement/Prospectus and any amendments thereto and, once available, the definitive Proxy Statement/Prospectus, in connection with CSLM’ solicitation of proxies for its extraordinary meeting of shareholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about CSLM, Fusemachines and the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by CSLM, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: CSLM’s Chief Executive Officer at 2400 E. Commercial Boulevard, Suite 900 Ft. Lauderdale, FL 33308.

Participants in the Solicitation

CSLM and Fusemachines and certain of their respective directors, executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Business Combination under the rules of the SEC. Information about the directors and executive officers of CSLM and Fusemachines and a description of their interests in CSLM, Fusemachines and the Business Combination are set forth in CSLM’s Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on April 1, 2024, and/or will be contained in the Registration Statement and the Proxy Statement/Prospectus when available, which documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Current Report on Form 8-K does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.

Forward-Looking Statements

This report may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this report are forward-looking statements. When used in this report, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to us or our management team, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in the Company’s filings with the SEC. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s registration statement and prospectus relating to the Company’s initial public offering filed with the SEC. Copies of such filings are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press release dated December 5, 2024

104	Cover Page Interactive Data File (formatted for inline XBRL)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CSLM Acquisition Corp.

Dated: December 5, 2024	By:	/s/ Charles Cassel
Name: Charles Cassel
Title: Chief Executive Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE

Date: December 5, 2024

S-4 Registration Statement Filed for CSLM Acquisition Corp. Business Combination

New York, NY – CSLM Acquisition Corp. (Nasdaq: CSLM) (“CSLM”) today announced that a registration statement on Form S-4 was filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2024. The filing was made by CSLM Holdings, Inc. (“CSLM Holdings”), a subsidiary of CSLM. CSLM Holdings will be the surviving public company following the closing of the previously announced proposed business combination with Fusemachines Inc. Following the closing of proposed business combination, CSLM Holdings will be renamed Fusemachines Inc.

About Fusemachines Inc.

Founded in 2013, Fusemachines is a provider of enterprise AI solutions, serving a wide range of industries. The company enables enterprises to undergo AI transformation through proprietary products like AI Studio and AI Engines, along with services supported by a diverse talent pool. Led by CEO and founder Dr. Sameer Maskey, PhD, an Adjunct Associate Professor at Columbia University, Fusemachines is dedicated to democratizing AI. The company is committed to providing high-quality AI education to underserved communities while helping organizations unlock their full potential with AI. Headquartered in New York, Fusemachines has a global presence, with operations spanning Asia, Canada, the USA, and Latin America.

For more information about Fusemachines and its innovative AI solutions, please visit Fusemachines.com.

About CSLM Acquisition Corp.

CSLM Acquisition Corp. is a Cayman Islands exempted company incorporated as a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) that are based on beliefs and assumptions and on information currently available to CSLM and Fusemachines. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” “following” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words.

Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including, without limitation, projections of market opportunity and market share; Fusemachines’ or CSLM’s business plans, including any plans to expand; the sources and uses of cash from the proposed transaction; the anticipated enterprise value of the combined company following the consummation of the proposed transaction; any benefits of Fusemachines’ partnerships, strategies or plans; anticipated benefits of the proposed transaction; and expectations related to the terms and timing of the proposed transaction are also forward-looking statements. In addition, in order to be able to execute on its business plan, Fusemachines will be required to repay a significant amount of its current liabilities. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements.

These statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. Neither CSLM nor Fusemachines can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others: (i) the inability of the parties to complete the business combination due to, among other things, (a) the failure to obtain required approvals from CSLM’s shareholders, Fusemachines’ shareholders, or any third parties whose approval is required; (b) the failure to timely obtain consent or approvals to the business combination from any governmental agencies or entities whose consent or approval is required; or (c) the inability or failure of CSLM or Fusemachines to satisfy any of the other closing conditions in the Business Combination Agreement; (ii) the occurrence of any event that could give rise to the termination of the Business Combination Agreement; (iii) the inability of the parties to recognize the anticipated benefits of the Business Combination; (iv) the amount of redemption requests made by CSLM’s public shareholders and the risk that all or substantially all of CSLM’ shareholders will elect to redeem their shares in connection with the transaction; (v) costs and expenses related to the transaction, including the risk that the costs and expenses will exceed current estimates; (vi) the inability of CSLM and CSLM Holdings to continue as a going concern; (vii) the risk that the transaction disrupts current plans and operations of Fusemachines as a result of the announcement and consummation of the transaction; (viii) potential claims against Fusemachines from vendors and other third parties as a result of prior agreements or other obligations of Fusemachines or its affiliates; (ix) the inability of CSLM prior to the transaction, and the CSLM Holdings following completion of the transaction, to satisfy and maintain (in the case of the CSLM) and to obtain and maintain (in the case of CSLM Holdings) the listing of their respective shares on Nasdaq; (x) the outcome of any existing or potential litigation, government or regulatory proceedings; (xi) the inability of the parties to obtain a transaction financing; (xii) the possibility that CSLM, Fusemachines, or CSLM Holdings may be adversely affected by other economic, business and/or competitive factors; (xiii) the inability of Fusemachines to manufacture, or arrange the manufacturing, of products that may be ordered by customers; (xiv) the inability of Fusemachines to retain and increase sales to existing customers, attract new customers and satisfy customers’ requirements; (xv) competition from larger companies that have greater resources, technology, relationships and/or expertise; (xvi) the future financial performance of the combined company following the transaction and its ability to achieve profitability in the future; (xvii) the fact that Fusemachines is technically insolvent and may not have sufficient funds to execute on its business plan or continue its operations, the inability of Fusemachines or risk that the combined company will become solvent and continue operations following completion of the transaction; (xviii) the risk that Fusemachines’ patents will expire or not be renewed; (xix) the fact that Fusemachines’ assets, including its intellectual property, are subject to security interests of creditors, and the loss of such assets, particularly intellectual property, would preclude Fusemachines from conducting its business; and (xx) those other risks and uncertainties set forth in documents of CSLM or CSLM Holdings filed, or to be filed, with the SEC.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by CSLM, Fusemachines, or CSLM Holdings or their respective directors, officers or employees or any other person that CSLM, Fusemachines or CSLM Holdings will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent the views of CSLM and Fusemachines as of the date of this communication. Subsequent events and developments may cause those views to change. Neither CSLM, Fusemachines nor CSLM Holdings undertakes any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of CSLM, Fusemachines or CSLM Holdings, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Additional Information about the Transaction and Where to Find It

In connection with the proposed Business Combination, CSLM’s shareholders will be asked to vote on the proposed Business Combination. Each of CSLM, CSLM Holdings and Fusemachines urge investors, or shareholders, and other interested persons to read, when available and declared effective, the Form S-4, including the proxy statement/prospectus, any amendments thereto, and any other documents filed with the SEC, before making any voting or investment decision because these documents will contain important information about the proposed Business Combination. After the Form S-4 has been filed and declared effective, CSLM will mail the definitive proxy statement/prospectus to shareholders of CSLM as of a record date to be established for voting on the Business Combination. CSLM’s shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: CSLM Acquisition Corp., 2400 E. Commercial Blvd., Ste. 900, Fort Lauderdale, Florida 33308. These documents, once available, can also be obtained, without charge, at the SEC’s website www.sec.gov.

Participants in the Solicitation

CSLM and Fusemachines and their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies from CSLM’s shareholders with respect to the proposed transaction. Information about the directors and executive officers of CSLM is set forth in its annual report on Form 10-K filed with the SEC, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: CSLM Acquisition Corp., 2400 E. Commercial Blvd., Ste. 900, Fort Lauderdale, Florida 33308. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CSLM shareholders in connection with the proposed transaction will be set forth in CSLM’s and CSLM Holdings’ filings with the SEC, including the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the Business Combination when they become available.

Contact Information:

CSLM Acquisition Corp.

Charles Cassel

ccassel@cimspac.com

Fusemachines, Inc.

Sameer Maskey

smaskey@fusemachines.com